SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

ELTEK LTD.
(Name of Registrant)
Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

Eltek Ltd.

6-K Item

On May 13, 2013, Eltek Ltd. (the “Company”) announced that its board of directors elected Mr. Sabih Saylan to serve as a director until the next annual meeting of shareholders. Mr. Saylan was elected to fill the vacancy arising from the resignation of Mr. Itamar Levy on April 25, 2013.

Since 1980, Mr. Saylan, 53, has served in various capacities at Merhav MNF Ltd. (“Merhav”), a corporation wholly owned by Mr. Josef Maiman, the Company's principal shareholder. Most recently, from December 2011, Mr. Saylan served as the Head of Business Development of Merhav and since 2006 as a Senior Vice President. In addition, Mr. Saylan served as a director at Ampal-American Israel Corporation since May 5, 2010 until April 2013. Mr. Saylan holds an MBA (Finance), and a B.A. in Economics and Statistics, both from the Tel Aviv University.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Chief Financial Officer

Date: May 13, 2013